UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Lauder, Leonard A. (1)
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   07/31/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board of Directors and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (Right to Buy) |$49.75  |7/1/1|A   |V|1,000,000  |A  |(2)  |7/1/2|Class A Comm|1,000,0|       |1,000,000   |D  |            |
- Leonard A. Lauder   |        |999  |    | |           |   |     |009  |on Stock    |00     |       |            |   |            |
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Option (Right to Buy) |$53.50  |7/20/|A   |V|50,000     |A  |(3)  |7/20/|Class A Comm|50,000 |       |50,000      |I  |By Spouse   |
- Evelyn H. Lauder    |        |1999 |    | |           |   |     |2009 |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Designated filer on behalf of the Reporting Person and Evelyn H. Lauder (who is the Reporting Person's spouse).
Mrs. Lauder is an Executive Officer (Senior Corporate Vice President) of the Issuer and she disclaims beneficial ownership of the securities owned directly and indirectly by her spouse. The Reporting Person disclaims beneficial ownership of the securities owned directly and indirectly by his spouse.
2. Options granted to the Reporting Person pursuant to his Employment Agreement in respect of 333,334 shares exercisable from and after January 1, 2003; 333,334 shares exercisable from and after January 1, 2004; 333,332 shares exercisable from and after January 1,
2005.
3. Options granted to Evelyn H. Lauder, the Reporting Person's spouse, pursuant to the 1999 Share Incentive Plan in respect of 16,500 shares exercisable from and after January 1, 2002; 16,500 shares exercisable from and after
January 1, 2003; 17,000 shares exercisable from and after January 1,
2004.
Joint Filer
Information
Name: Evelyn H.
Lauder
Address: The Estee Lauder Companies
Inc.
767 Fifth
Avenue
New York, NY
10153
Designated Filer: Leonard A.
Lauder
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
07/31/1999
Signature: /s/ Evelyn H.
Lauder
SIGNATURE OF REPORTING PERSON
Leonard A. Lauder
DATE
08/10/1999